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                                                         SEC FILE NUMBER
                                                            000-26095

                                                          CUSIP NUMBER
                                                              3537

                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One) |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and Form 10-QSB |_| Form N-SAR


For Period Ended: December 31, 1999

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

  Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     N/A
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

     Envirokare Tech, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

     N/A
--------------------------------------------------------------------------------
Former Name if Applicable

     2470 Chandler Avenue, Suite 5
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     Las Vegas, Nevada 89120
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     |X|  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)


The Registrant's independent accountants, Williams & Webster, P.S., have not been able timely to complete their audit of Registrant's financial statements for the fiscal year ended December 31, 1999. This is because the partner in charge of the Registrant's audit has been ill for a significant part of the past several weeks. As a result, the Registrant is not able, without unreasonable effort or expense, to file its annual report on Form 10-KSB for the fiscal year ended December 31, 1999 on the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

         Robert Davidson                       702                 262-1999
     -------------------------------     ------------------   ------------------
         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Envirokare Tech, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 2000           By: /s/  Kenneth A. Korb
      ---------------------           -----------------------------------
                                           Kenneth A. Korb, Assistant Secretary
                                               Duly authorized

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be issued by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

EXHIBIT 1

March 31, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Gentlemen:

We have read Part III included in the Form 12b-25 dated March 31, 2000, of Envirokare Tech, Inc. (Commission File Number 000-26095) filed with the
Securities and Exchange Commission and are in agreement with the statements contained therein.




Very truly yours,


/s/ WILLIAMS & WEBSTER, P.S.

Williams & Webster, P.S.
Spokane, Washington

EXHIBIT 2

Evidence of Representative's Authority to Sign on Behalf of Registrant

                              ENVIROKARE TECH, INC.

                                Directors Consent


The undersigned being all of the directors of Envirokare Tech, Inc. a Nevada Corporation (the "Corporation"), do hereby consent to the following actions, effective January 24, 2000 with the same force and effect as if voted at a special meeting of directors at which all the directors were present.


VOTED: To accept the resignation of Charles Thomas as President, Secretary and a director of the Corporation and to remove him as a signing authority on all corporation accounts.

VOTED: That Jeannie Runnalls be appointed President and Secretary of the corporation.

VOTED: That Timothy Zuch be appointed Treasurer of the Corporation in addition to his position as Chief Financial Officer.

VOTED: To appoint James Scammell a director of the Corporation replacing Charles Thomas.

VOTED: That Robert Davidson and Kenneth A. Korb be appointed Assistant Secretaries of the Corporation, each with power to execute and deliver documents to be filed with State and Federal governments, including, without limitation, filings with the Securities and Exchange Commission and all State securities regulators.





/s/ Jeannie Runnalls                       /s/ Timothy Zuch
----------------------------               ---------------------------
Jeannie Runnalls                           Timothy Zuch



/s/ Henry Still
---------------------------
Henry Still